2/6

08000587

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QA Int'l Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 11 2008
THOMSON FINANCIAL

FILE NO. 82- 34685

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 2/6/08

082-34685

Registration number:EC30152

ARIS
12-31-06

PA International Limited

Directors' Report and Consolidated Financial Statements

for the Year Ended 31 December 2006

PA International Limited

Contents Page

PA International Limited

Officers and Advisers

Directors	D W P Cooke
	C G Garrod
	J P Moynihan
Secretary	E Colmet
Registered office	Clarendon House 2 Church Street Hamilton Bermuda
Auditors	Ernst & Young LLP, Registered Auditor, London 1 More London Place London SE1 2AF

Independent Auditors' Report to the Members of

PA International Limited

We have audited the Group and parent company's financial statements (the 'financial statements') for the year ended 31 December 2006 which comprise the Consolidated Profit and Loss Account, the Consolidated Statement of Total Recognised Gains and Losses, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the reconciliation of net cash flow to movement in net funds, the Company Profit and Loss Account, the Company Balance Sheet, the Company Cash Flow Statement and the related notes 1 to 33. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom Accounting Standards. Our responsibility is to audit the financial statements in accordance with relevant regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with applicable United Kingdom Accounting standards. We also report to you if, in our opinion, the Company has kept proper accounting records or if we have not received all the information and explanations we require for our audit.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the profit of the Group and of the loss of the Company for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in the United Kingdom.

Ernst & Young LLP

Ernst & Young LLP, Registered Auditor, London

28 January 2008

PA International Limited

Consolidated Profit and Loss Account for the Year Ended 31 December 2006

	Note	2006 £ 000	2005 *as restated* £ 000
Turnover			
- continuing operations	2	157,677	131,327
- discontinued operations		-	63,510
		157,677	194,837
Personnel and direct costs		(122,603)	(149,278)
Gross profit		35,074	45,559
Other administrative expenses		(42,987)	(33,619)
Amortisation of intangible fixed assets		(2,104)	(2,104)
Other operating income	8	11,083	8,901
Group operating profit	7	1,066	18,737
Share of operating results of associates		487	(3,819)
Total operating profit			
- continuing operations		1,553	993
- discontinued operations		-	13,925
		1,553	14,918
Profit on sale of fixed assets	3	47,046	-
Profit on disposal of UbiNetics' underlying businesses	3	505	13,806
Exceptional loss on reorganisation and restructuring	3	-	(39,869)
Epix milestone payment	3	347	-
Income from other current asset investments	9	204	39
Other interest receivable and similar income		4,239	5,547
Interest payable and similar charges	10		
Group		(5,725)	(7,877)
Associates		(52)	(29)
Profit/(loss) on ordinary activities before taxation		48,117	(13,465)
Tax on profit/(loss) on ordinary activities	11	(3,476)	(5,487)
Associates	11	(20)	(259)
Profit/(loss) for the financial year		44,621	(19,211)
Dividends	12	(3)	-
Transferred to profit and loss reserve		44,618	(19,211)

There is no material difference between the result reported above and the result on an unmodified historical cost basis.

Discontinued operations relates to the disposal of PA Consulting Services Limited during 2005.

The notes on pages 10 to 35 form an integral part of these financial statements.

PA International Limited

Consolidated Statement of Total Recognised Gains and Losses for the Year Ended 31 December 2006

	2006	2005 *as restated*
	£ 000	£ 000
Net profit/(loss) for the year	44,621	(19,211)
Actuarial loss on pension schemes	(1,121)	-
Foreign currency translation differences	(242)	50
Movement on share of associates' reserves	(27)	(996)
Total gains and losses for the year	43,231	(20,157)
Prior year adjustment (note 1b)	11,222	
Total gains and losses recognised since last annual report	54,453	

The notes on pages 10 to 35 form an integral part of these financial statements.

PA International Limited

Consolidated Balance Sheet as at 31 December 2006

	Note	2006 £ 000	2005 *as restated* £ 000
Fixed assets			
Intangible assets	13	29,101	31,205
Tangible assets	14	6,989	129,516
Investments	15	8,801	2,145
Investments in associates	15	1,090	702
		45,981	163,568
Current assets			
Debtors under one year	16	98,756	103,266
Debtors over one year	16	13,921	13,756
Investments	17	133,908	78,730
Cash at bank and in hand		16,587	13,631
		263,172	209,383
Creditors: Amounts falling due within one year	18	(87,782)	(116,820)
Net current assets		175,390	92,563
Total assets less current liabilities		221,371	256,131
Creditors: Amounts falling due after more than one year	19	(20,128)	(99,116)
Provisions for liabilities	21	(7,020)	(6,754)
Net assets excluding pension liabilities		194,223	150,261
Pension liabilities:			
Total of defined benefit schemes:			
With net liabilities	6	(742)	-
Net assets including pension liabilities		193,481	150,261
Capital and reserves			
Called up share capital	23	83,797	83,805
Revaluation reserve		-	16,000
Contributed surplus	25	(50,567)	(50,567)
Profit and loss reserve	25	160,251	101,023
Shareholders' equity	26	193,481	150,261

Approved by the Board on 11/01/08 and signed on its behalf by:

....

....

The notes on pages 10 to 35 form an integral part of these financial statements.

PA International Limited

Consolidated Cash Flow Statement for the Year Ended 31 December 2006

	Note	2006 £ 000	2005 *as restated* £ 000
Net cash flow from operating activities	30	(23,607)	(75,543)
Returns on investment and servicing of finance	31	(1,282)	(2,262)
Taxation	31	9,032	(2,594)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(2,327)	(3,791)
Investment in ventures		(7,001)	(1,610)
Sale of tangible fixed assets		168,165	98
		158,837	(5,303)
Acquisitions and disposals			
Net proceeds on disposal of UbiNetics' underlying business		505	20,544
Epix milestone payment		347	-
Alphabet redemption		-	(2,286)
Net cash sold with subsidiary		-	(999)
		852	17,259
Dividend paid		(3)	-
Cash inflow/(outflow) before management of liquid resources and financing		143,829	(68,443)
Management of liquid resources			
Cash placed into deposit account		(55,179)	-
Cash withdrawn from deposit		-	70,699
		(55,179)	70,699
Financing			
Repayment of loans and borrowings		(85,686)	(2,703)
Redemption of shares		(8)	-
		(85,694)	(2,703)
Net cash flow		2,956	(447)

Reconciliation of net cash flow to movement in net funds

	Note	2006 £ 000	2005 £ 000
Increase/(decrease) in cash in the year	32	2,956	(447)
Cash outflow from decrease in debt and lease financing		85,686	2,703
Cash outflow/(inflow) from increase/(decrease) in liquid resources		55,179	(70,699)
Change in net debt resulting from cash flows		143,821	(68,443)
Net funds at the start of the year	32	6,675	75,118
Net funds at the end of the year	32	150,496	6,675

The notes on pages 10 to 35 form an integral part of these financial statements.

PA International Limited

Company Profit and Loss Account for the Year Ended 31 December 2006

	Note	2006 £ 000	2005 £ 000
Turnover	2	-	-
Other operating charges		(7,459)	(175)
Operating loss		(7,459)	(175)
Profit on disposal of UbiNetics' underlying businesses	3	505	11,473
Epix milestone payment	3	347	-
Income from other current asset investments	9	847	214
Other interest receivable and similar income		1,424	1,590
Interest payable and similar charges	10	(443)	(340)
(Loss)/profit on ordinary activities before taxation		(4,779)	12,762
Tax on (loss)/profit on ordinary activities	11	-	-
(Loss)/profit for the financial year		(4,779)	12,762
Dividends	12	-	(4)
Transferred to profit and loss reserve		(4,779)	12,758

The above derive wholly from continuing operations.

The notes on pages 10 to 35 form an integral part of these financial statements.

PA International Limited

Company Balance Sheet as at 31 December 2006

	Note	2006 £ 000	2005 £ 000
Fixed assets			
Investments	15	200,961	198,030
Investments in associates	15	3,753	3,753
		204,714	201,783
Current assets			
Debtors under one year	16	34,219	42,283
Debtors over one year	16	3,373	3,443
		37,592	45,726
Creditors: Amounts falling due within one year	18	(18)	(288)
Net current assets		37,574	45,438
Total assets less current liabilities		242,288	247,221
Creditors: Amounts falling due after more than one year	19	(7,705)	(7,705)
Net assets		234,583	239,516
Capital and reserves			
Called up share capital	23	83,797	83,805
Contributed surplus	24	740,687	740,687
Profit and loss reserve	25	(589,901)	(584,976)
Shareholders' equity	26	234,583	239,516

Approved by the Board on 11/01/08 and signed on its behalf by:

....

....

PA International Limited

Company Cash Flow Statement for the Year Ended 31 December 2006

	Note	2006 £ 000	2005 £ 000
Net cash inflow from operating activities	30	-	-
Capital expenditure and financial investment		-	-
Net cash outflow from capital expenditure and financial investment		-	-
Acquisitions and disposals		-	-
Net cash flow before financing		-	-
Financing		-	-
Net cash flow from financing		-	-
Movement in cash in the year		-	-

The notes on pages 10 to 35 form an integral part of these financial statements.

1 Accounting policies

a) Accounting Convention

The financial statements are prepared under the historical cost convention, as modified by the valuation of investment properties, and are in accordance with applicable accounting standards in the United Kingdom.

As permitted by the Bermudan Companies Act 1981, the financial statements have been prepared in accordance with United Kingdom Accounting Standards.

b) Prior year adjustment

The figures for 2005 have been restated to reflect the removal of certain employment benefit trusts which are part of the PA Holdings Group, but were included within the PA International Group in error. The removal of the trusts has resulted in a decrease in the loss for the year of £3.5MM, and a decrease in brought forward reserves at 1 January of £22.4MM.

The figures for 2005 have also been restated to remove accruals of £8.5MM and include bought forward debtors of £5.3MM that were incorrectly accounted for at the PA International Group level. The removal of the accruals resulted in a decrease in the loss for the year of £5.9MM, after taking into account an increase in the tax charge in 2005 of £2.5MM, and an increase in bought forward reserves of £5.9MM. The inclusion of the brought forward debtors resulted in a net increase of bought forward reserves of £5.3MM.

The net effect of correcting the errors noted above on the 2005 comparative figures, has been to decrease the loss for the year by £9.4MM and to decrease brought forward reserves at 1 January 2006 by £11.2MM.

The group has amended operating income and other administrative expenses in 2005. In 2005, an amount of £6.2MM was included in other administrative expenses but should have been included within other operating income. Accordingly, other operating income in 2005 has been increased by £6.2MM and other administrative expenses have been increased by the same amount. The profit for the year in 2005 was unaffected by this adjustment.

In 2005 the group has reclassified from personnel and direct costs to turnover, reimbursements relating to travel and other out of pocket expenses totalling £19.0MM. The profit for the year in 2005 was unaffected by this adjustment.

c) Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiary undertakings for the year ended 31 December 2006 using the acquisition method of accounting. Where shares in a subsidiary undertaking are acquired or disposed of during the year, the profit or losses of that subsidiary undertaking are included in the Group's results for the period during which the assets and liabilities of that subsidiary are controlled by the Group. Intra-Group transactions are eliminated on consolidation.

Entities other than subsidiary undertakings in which the Group has a participating interest and over whose operating and financial polices the Group exercises a significant influence, are treated as associates. In the Group financial statements, associates are accounted for using the equity method.

d) Foreign currencies

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings, which are taken directly to reserves to the extent of the exchange difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments.

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date, any differences being taken to the profit and loss account.

e) Turnover

Turnover is stated net of value added tax and similar taxes. Revenue is recognised on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided by employees and subcontractors. Revenue from time and materials service contracts is recognised as the services are provided. Revenue from fixed-price long term contracts is recognised over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract.

Losses on contracts are recognised during the period in which the loss first becomes probable and can be reasonably estimated. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

Revenue recognised in excess of billings is recorded as accrued income. Billings in excess of revenue recognised are recorded as payments on account until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software re-sales, are included in revenue, and an equivalent amount of reimbursable expenses are included in direct costs.

f) Retirement benefits

In accordance with FRS 17 'Retirement benefits' the pension costs charged to the profit and loss account in respect of defined benefit pension schemes are disclosed as if the payments were made to a defined contribution scheme because the Company is unable to identify its share of the underlying assets and liabilities.

Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

g) Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life of a maximum of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

• at the end of the first full financial year following acquisition; and

• in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

h) Derivative instruments

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates.

Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transaction they are hedging.

i) Tangible Fixed Assets

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives. The depreciation rates are as follows:

Freehold buildings	2% - 10% on cost
Property held on lease excluding investment property	equal instalments over remaining period of lease*
Office furniture, machinery and equipment	10% - 33% on cost
Computer equipment	20% - 50% on cost
Motor vehicles	15% - 25% on cost

* Unless the economic life of the asset is determined to be less than that of the lease.

j) Fixed asset investments

Investments are included as fixed assets and are shown at cost or valuation less provision for any diminution in value considered permanent.

k) Investment properties

In accordance with SSAP 19, investment properties are carried at open market value. No depreciation or amortisation is provided in respect of investment properties. This is a departure from the Companies Act 1985, which requires all properties to be depreciated. Such properties are not held for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. The effect of this departure has not been quantified because it is impracticable to do so.

The aggregate surplus or deficit arising on revaluation is transferred to the revaluation reserve, except where a deficit below cost is deemed to represent a permanent diminution in value, in which case it is charged to the profit and loss account.

l) Current Asset Investments

Investments held as current assets are stated at the lower of cost and net realisable value. Current asset investments includes all cash and other liquid investments whereby there is a notice period for withdrawal of more than 24 hours to avoid a penalty.

m) Contract Provisions and Long-term contracts

Full provision is made for any estimated losses to completion of contracts having regard to the overall substance of the arrangements including, if appropriate, related commitments and undertakings given by clients. Provided that the outcome of long term contracts can be assessed with reasonable certainty, such contracts are valued at cost plus attributable profit earned to date.

n) Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor.

Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

o) Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date which will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

• Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

• Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

p) Property Provisions

Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space.

Provision is also made for dilapidation obligations on leasehold properties over the term of the lease.

q) Research and Development Expenditure

Research and development expenditure is written off in the year in which it is incurred.

r) Liquid resources

For the purposes of the cash flow statement, liquid resources are defined as current asset investments and short term deposits.

s) Capital instruments

Shares are included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholders' funds. The finance cost recognised in the profit and loss account in respect of capital instruments other than equity shares is allocated to periods over the term of the instrument at a constant rate on the carrying amount.

2 Turnover

The majority of turnover arises from the principal activities of the Group, which is the provision of consultancy services, and the remainder from venture operations, which are non-core consulting operations.

An analysis of Group turnover by geographical market is given below:

	2006	2005 *as restated*	
		Continuing	Discontinued
	£ 000	£ 000	£ 000
UK	10,196	2,661	59,648
Europe (excluding UK and Scandinavia)	18,390	21,215	2,622
Scandinavia	47,061	36,698	178
Americas	70,113	59,100	784
Asia Pacific	11,917	11,653	278
	157,677	131,327	63,510

An analysis of profit before tax and net assets by geographic region is not provided because there is no suitable basis of allocating the profit before tax, assets and related liabilities to geographical segments because the Group's resources are utilised flexibly over all geographical segments.

No turnover arises in the company.

3 Exceptional items - Group

	2006	2005
	£ 000	£ 000
Profit on sale of fixed assets	47,046	-
Profit on disposal of UbiNetics' underlying businesses	505	13,806
Exceptional loss on reorganisation and restructuring	-	(39,869)
Epix milestone payment	347	-
	47,898	(26,063)

PA International Limited

Notes to the Financial Statements for the Year Ended 31 December 2006

Exceptional Profit on sale of fixed assets is made up as follows:

Profit on Sale of 123 Buckingham Palace Road

In December 2006, Erinvale Holdings BV, which owned the Group's investment in 123 Buckingham Palace Road, London and was included within long leasehold property at cost and valuation of £123.5MM, was sold realising a profit on disposal of £47.0MM. The sale price reflects the underlying valuation of £170MM on the building and the outstanding balance of £82.7MM of long-term loan finance. No tax charge arises in respect of the capital gain on disposal.

Exceptional profit on disposal of operations is made up as follows:

Profit on disposal of Ubinetics' underlying business

During 2005, UbiNetics disposed of the main components of its business, being its SPG and VPT operations. As a result of this, in 2005, £25.2MM was returned to the Group against a net book value of £5.1MM. Of the 2005 gain of £20.1MM, £0.4MM has been paid out in the form of venture bonuses, £5.2MM in the form of alphabet payments and £0.7MM in the form of alphabet capital redemptions with the remaining £13.8MM being disclosed as a non-operating exceptional profit on disposal in that year. Following the disposal, UbiNetics was placed into liquidation and the Group ceased to have significant influence over the operating and financial policies of the venture company. As such the investment is accounted for as a fixed asset investment in accordance with note 1k and has been fully provided for as the value remaining is not considered recoverable. During 2006, the Group and Company received a further payment from Ubinetics of £0.8MM which resulted in alphabet payments of £0.3MM with the remaining £0.5MM being disclosed as a non-operating exceptional profit in the current year. As at 31 December 2006, the Group still holds 49% (undiluted) of UbiNetics Holdings Ltd.

Epix milestone payment

During 2006, milestone payments amounting to £0.5MM were received from Epix (formerly Predix) which is held as a fixed asset investment. These receipts resulted in a charge of £0.2MM, which is a provision for the amount which will be distributable to alphabet shareholders, with the remaining £0.3MM being disclosed as a non-operating exceptional profit in the current year.

Capital redemption and similar payments

The sale for cash of UbiNetics' underlying businesses in 2005 and the sale of Meridica in 2004 triggered potential payments to alphabet shareholders (see note 15 and 23). Alphabet payments in 2006, of £0.3MM in respect of UbiNetics have been included within exceptional items.

The remaining liability to Meridica, UbiNetics and Epix alphabet shareholders who had not redeemed their shares by the year-end is shown on the balance sheet as creditors due within one year in accordance with the requirement of FRS25 (note 18 within Other creditors).

	£000	£000
Opening Capital redemption payable at 1 January 2006		
UbiNetics	(252)	
Meridica	(583)	
Epix	-	
		(835)
Amount charged to profit and loss account		
UbiNetics	(298)	
Meridica	-	
Epix	(231)	
		(529)
Redemption during the year		
UbiNetics	398	
Meridica	146	
Epix	-	
		544
Capital redemption payable at 31 December 2006		
UbiNetics	(152)	
Meridica	(437)	
Epix	(231)	
Total		(820)

4 **Staff costs - Group**

The average number of persons employed by the group (including directors) during the year, analysed by category was as follows:

	2006 No.	2005 No.
Consulting staff	885	793
Administrative Staff	341	390
	1,226	1,183

The aggregate payroll costs of these persons were as follows:

	2006 £ 000	2005 *as restated* £ 000
Wages and salaries	66,054	52,351
Staff bonuses	19,308	11,950
Social security	4,638	3,901
Other pension costs	3,717	3,506
Other payroll costs	6,131	5,767
	99,848	77,475

5 Directors' emoluments

No emoluments were paid to the directors during the year (2005 - £nil).

All emoluments are paid by PA Holdings Limited and represent the total remuneration of the directors for their work relating to the group as a whole. The directors are of the opinion that it is impractical to determine the proportion of remuneration relating to PA International Limited, however it is felt unlikely that this will be a significant proportion of their work, which is primarily on a group basis.

6 Pension and other retirement benefits

The Group is a member of the PA Holdings Limited Group, which operates a number of pension schemes throughout the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The largest schemes are self administered and the assets of these schemes are held in separate trustee-administered funds or insurance-based schemes. The pension costs relating to the defined benefit schemes are assessed in accordance with the advice of independent, professionally qualified actuaries.

Defined contribution pension scheme

The group operates a defined contribution pension scheme. The pension cost charge for the period represents contributions payable by the group to the scheme and amounted to £3.7MM (2005 - £3.5MM) (note 4). There were no outstanding or prepaid contributions at either the beginning or end of the financial year.

Defined benefit scheme (UK)

The principal scheme is the United Kingdom defined benefit scheme, which is held by PA Holdings Limited and comprises both, defined benefit and defined contribution elements. The UK defined benefit scheme was in surplus at 31 December 2006 by £23.5MM (2004 - deficit £6.6MM).

Contributions to the UK defined benefit scheme are based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. The date of the latest actuarial review was on 31 March 2005. The valuations of the scheme used the projected unit method and were carried out by Watson Wyatt LLP, professionally qualified independent actuaries. The most recent actuarial funding valuation has been updated by Watson Wyatt LLP, in order to assess the liabilities of the scheme at 31 December 2006 for the purposes of FRS 17. Scheme assets are stated at their market value at 31 December 2006

The UK defined benefit scheme has been closed to new entrants with effect from 1 January 1998 and new employees are invited to join the defined contribution scheme. With effect from April 2004, active members of the closed defined benefit section of the PA UK pension plan are being transitioned into PA's existing defined contribution pension section in annual stages over a period of 3 years. Those members will become fully defined contribution members from April 2007, with accrued defined benefits attracting a guarantee of pensionable salary through to March 2011, and enhanced statutory revaluation rates thereafter.

From 1 January 2006 the PA Holdings Limited Group has agreed to contribute at 16% of contributory pay in respect of members of the defined benefit section of the scheme and at the rate specified by Rule B1.1(2) of the trust deed plus an additional 0.5% of contributory pay in respect of members of the defined contribution section.

Defined benefit scheme (overseas)

The Group has two overseas defined benefit schemes with a total net deficit at 31 December 2006 of £0.7MM. The directors consider this amount not to be material to the net assets of the Group. Therefore, the detail required by FRS 17 has not been disclosed in respect of these schemes.

7 Operating profit

Operating profit is stated after charging/(crediting):

	2006	2005 *as restated*
	£ 000	£ 000
Operating lease charges - other plant	372	461
Auditors' remuneration - audit services		
Company	-	-
Group	266	183
Auditors' remuneration - non audit services		
Company	-	-
Group	10	-
Foreign currency losses/(gains)	1,483	(1,279)
Depreciation of owned tangible fixed assets	3,005	3,573
Amortisation of goodwill	2,104	2,104
Operating lease charges - land and buildings	6,195	13,359
Net movement on property provisions	(349)	(611)

The Group non-auditing service charge includes £10,341 for taxation services.

8 Other operating income

	2006	2005 *as restated*
	£ 000	£ 000
Rent receivable	11,083	8,901

9 Income from investments

	Group 2006	Group 2005	Company 2006	Company 2005
	£ 000	£ 000	£ 000	£ 000
Current asset investments	204	39	847	214

10 Interest payable and similar charges

	Group 2006	Group 2005	Company 2006	Company 2005
	£ 000	£ 000	£ 000	£ 000
Bank interest payable	5,282	7,537	-	-
Non-equity share dividends	443	340	443	340
Bank interest payable - associates	52	29	-	-
	5,777	7,906	443	340

11 Taxation

Analysis of current period tax charge

	2006	2005 *as restated*
	£ 000	£ 000
Current tax		
Corporation tax credit	(1,298)	1,939
Corporation tax charge - associates	20	259
(Over)/under provision in previous year	(29)	798
UK Corporation tax	(1,307)	2,996
Current tax on income for period	2,839	2,713
Adjustments in respect of prior periods	(46)	4
Foreign tax	2,793	2,717
Total current tax	1,486	5,713
Deferred tax		
Origination and reversal of timing differences	1,200	577
Deferred tax adjustment relating to previous years	810	(544)
Total deferred tax	2,010	33
Total tax on profit/(loss) on ordinary activities	3,496	5,746

Factors affecting current period tax charge

The tax charged to the profit/(loss) on ordinary activities for the year is lower than (2005 - higher than) the standard rate of corporation tax in the UK of 30.00% (2005 - 30.00%).

The differences are reconciled below:

	2006	2005 *as restated*
	£ 000	£ 000
Profit/(loss) on ordinary activities before taxation	48,117	(13,465)
Standard rate corporation tax charge/(credit)	14,435	(4,040)
Expenses not deductible for tax purposes	5,985	8,556
Deferred tax timing differences	(1,200)	(557)
Utilisation of brought forward losses	(506)	(252)
Non recognition of overseas Group losses	1,669	2,147
Lower tax rates on overseas earnings	(4,782)	(7,457)
Disposal UbiNetics/deemed disposal of UbiNetics	-	(5,705)
Disposal of Erinvale Holdings BV	(14,114)	-
Disposal of subsidiaries	-	11,960
Results of associated undertakings	(103)	259
Adjustments to tax charge in respect of previous periods - UK	148	798
Adjustments to tax charge in respect of previous periods - Overseas	(46)	4
Total current tax for the year	1,486	5,713

Factors which may affect future tax charges

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued.

Certain overseas subsidiaries have deferred tax assets that have not been recognised in the accounts, as there is insufficient certainty as to the availability of future suitable taxable profits. These consist of tax losses with a value of £19.1MM (2005 - £13.9MM), depreciation in advance of capital allowances with a value of £0.1MM (2005 - £0.1MM), and other timing differences with a value of £0.5MM (2005 - £0.3MM). These assets would be recovered where the relevant subsidiaries earn taxable profits in their respective tax jurisdictions against which the tax losses and other assets could be relieved.

Based on current capital investment plans, the group expects to be able to continue to claim capital allowances in excess of depreciation in future years.

Taxation – Company

The Company is subject to tax in Bermuda, the rate at which is nil.

12 Dividends

Equity dividends	2006 £ 000	2005 £ 000
Ordinary dividend paid	3	-

13 Intangible fixed assets

Group

	Goodwill £ 000
Cost	
As at 1 January 2006 and 31 December 2006	42,253
Amortisation	
As at 1 January 2006	11,048
Charge for the year	2,104
As at 31 December 2006	13,152
Net book value	
As at 31 December 2006	29,101
As at 31 December 2005	31,205

Goodwill relates to the acquisition of Hagler Bailly Inc. in 2000.

Company

The company does not have intangible fixed assets.

14 Tangible fixed assets

Group

	Land and buildings £ 000	Office furniture, machinery & equipment £ 000	Computer equipment £ 000	Motor vehicles £ 000	Total £ 000
Cost or Valuation					
As at 1 January 2006	133,085	5,943	9,163	50	148,241
Exchange adjustments	(966)	(506)	(624)	(5)	(2,101)
Additions	164	612	1,551	-	2,327
Disposals	(123,641)	(123)	(2,412)	-	(126,176)
As at 31 December 2006	8,642	5,926	7,678	45	22,291
Depreciation					
As at 1 January 2006	7,090	4,096	7,492	47	18,725
Exchange adjustments	(505)	(342)	(519)	(5)	(1,371)
Eliminated on disposals	(2,588)	(111)	(2,358)	-	(5,057)
Charge for the year	1,412	426	1,166	1	3,005
As at 31 December 2006	5,409	4,069	5,781	43	15,302
Net book value					
As at 31 December 2006	3,233	1,857	1,897	2	6,989
As at 31 December 2005	125,995	1,847	1,671	3	129,516

Long leasehold property includes the disposal of 123 Buckingham Palace Road, London of £123.5MM which is accounted for as an exceptional item (note 3). The investment property portion of £68.8MM represents 50% of the value of this building.

Company

The company does not have tangible fixed assets.

Land and buildings

The net book value of land and buildings includes:

	2006 £ 000	2005 £ 000
Long leasehold	-	121,457
Short leasehold	3,233	4,538
	3,233	125,995

15 Investments held as fixed assets

Group

	Associates shares	Other listed investments	Other unlisted investments	Total *as restated*
	£ 000	£ 000	£ 000	£ 000
Cost				
As at 1 January 2006	702	-	10,398	11,100
Other movements	388	-	-	388
Reclassification from unlisted investments	-	3,256	(3,256)	-
Additions	-	-	7,001	7,001
As at 31 December 2006	1,090	3,256	14,143	18,489
Provision				
As at 1 January 2006	-	-	8,253	8,253
Reclassification from unlisted investments	-	1,111	(1,111)	-
Charge for the year	-	345	-	345
As at 31 December 2006	-	1,456	7,142	8,598
Net book value				
As at 31 December 2006	1,090	1,800	7,001	9,891
As at 31 December 2005	702	-	2,145	2,847

Other unlisted fixed asset investments cost brought forward represents non-controlling interests in non-associate Ventures. The Directors have made a provision against the carrying value of these investments on the basis that they consider that a permanent diminution in value has occurred. The additions represent non-controlling interests in Procserve Holdings Ltd (£3.5MM), Trice Logistics Company Ltd (£2.0MM) and Aditon (£1.5MM).

The market value of the listed investments as at 31 December 2006 was £2,999,496 (in 2005, the investee company was not listed).

Other movements in associates	2006
	£ 000
Share of operating profit of associated undertakings	487
Share of interest payable of associated undertakings	(52)
Share of tax charge of associated undertakings	(20)
Share of other reserve movement of associated undertakings	(27)
Total	388

Company

	Investments in subsidiary companies £ 000	Associates shares £ 000	Other listed investments £ 000	Other unlisted investments £ 000	Total £ 000
Cost					
As at 1 January 2006	195,885	3,753	-	10,398	210,036
Reclassification from unlisted investments	-	-	3,256	(3,256)	-
Additions	3,800	-	-	7,001	10,801
Disposals	(710)	-	-	-	(710)
As at 31 December 2006	198,975	3,753	3,256	14,143	220,127
Provision					
As at 1 January 2006	-	-	-	8,253	8,253
Reclassification from unlisted investments	-	-	1,111	(1,111)	-
Charge for the year	6,815	-	345	-	7,160
As at 31 December 2006	6,815	-	1,456	7,142	15,413
Net book value					
As at 31 December 2006	192,160	3,753	1,800	7,001	204,714
As at 31 December 2005	195,885	3,753	-	2,145	201,783

Investments in subsidiary companies disposals represent the liquidation of Gentle Cloud during the year (£700k) and a write down on investment in PA Ventures Ltd, Bermuda (£10k). Additions represent an increased investment in Aegate Ltd. The directors have made a provision of £6.8MM against the carrying value of the investment in Aegate Ltd on the basis that they consider a permanent diminution in its value has occurred.

Other unlisted fixed asset investments cost brought forward represents non-controlling interests in non-associate Ventures. The Directors have made a provision against the carrying value of these investments on the basis that they consider that a permanent diminution in value has occurred. The additions represent non-controlling interests in Procserve Holdings Ltd (£3.5MM), Trice Logistics Company Ltd (£2.0MM) and Aditon Ltd (£1.5MM).

The market value of the listed investments as at 31 December 2006 was £2,999,496 (in 2005, the investee company was not listed).

Fixed asset investments

	Associates	
	2006	2005
	£ 000	£ 000
Share of turnover of associates	1,172	8,341
Share of assets		
Share of fixed assets	1,505	237
Share of current assets	1,634	1,158
Share of liabilities		
Due within one year	(1,133)	(659)
Due after one year	(916)	(34)
Share of net assets	1,090	702

Details of associated undertakings as at 31 December 2006 are as follows:

Name	Place of incorporation/registration	Nature of business
Cubiks Group Limited (39.99%)	England and Wales	Assessment and development company

Details of the wholly owned principal subsidiary undertakings as at 31 December 2006 are as follows:

Name	Place of Incorporation/Registration	Nature of business
PA Consulting Services Pty Ltd	Australia	Consultancy
PA Consulting Group A/S	Denmark	Consultancy
PA Consulting Group O/Y	Finland	Consultancy
PA Consulting Group GmbH	Germany	Consultancy
PA Consulting Services BV	Netherlands	Consultancy
PA Consulting Group A/S	Norway	Consultancy
PA Consulting Services Pte Ltd	Singapore	Consultancy
PA Consulting Group AB	Sweden	Consultancy
PA Consulting Group Inc	USA	Consultancy
PA Government Services Inc	USA	Consultancy
PA Employment Services Inc	USA	Internal Employment Services
Aegate Ltd	England and Wales	Drug authentication service provider
PA Consulting Group Holdings SA	Switzerland	Holding Company
PA Venture Investments Ltd	Bermuda	Holding Company
PA Overseas Holdings Ltd	England and Wales	Holding Company
PA International Holdings BV	Netherlands	Holding Company
PA US Holdings Inc	USA	Holding Company
PA Consulting Group BV	Netherlands	Holding Company
PA Consulting Holdings Gmbh	Germany	Holding Company
PA International Consulting Group Ltd	England and Wales	Holding Company
PA Knowledge Ltd	Cayman Islands	Intellectual Property Rights
PA Consulting (Cayman Islands) Ltd	Cayman Islands	Investment Company
PA International Finance Ltd	Cayman Islands	Investment Company
PA Financing Holdings Ltd	England and Wales	Investment Company
PA International Financing Ltd	Luxembourg	Investment Company
PA Investments Ltd	England and Wales	Investment Holding Company
PA Group Treasury Services Ltd	England and Wales	Internal Treasury Services

PA International Limited has issued a class of shares ("alphabet shares"), which are held directly by certain PA shareholders. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights.

16 Debtors

	Group 2006	Group 2005 *as restated*	Company 2006	Company 2005
	£ 000	£ 000	£ 000	£ 000
Trade debtors	20,436	16,120	-	-
Corporation tax	-	7,399	-	-
Amounts owed by group undertakings	-	-	33,581	42,173
Other debtors	1,881	3,988	622	110
Deferred tax	10,548	10,313	-	-
Prepayments	2,653	2,567	-	-
Withholding tax	1,123	466	5	-
Accrued income	8,828	6,816	-	-
Other amounts held on escrow	3,373	3,443	3,373	3,443
Debtors due from related companies	63,835	65,910	11	-
	112,677	117,022	37,592	45,726

Debtors includes £13,921,000 (2005 - £13,756,000 *as restated*) receivable after more than one year.

This can be analysed as follows:

	Group 2006	Group 2005 *as restated*	Company 2006	Company 2005
	£ 000	£ 000	£ 000	£ 000
Deferred tax	10,548	10,313	-	-
Other amounts held on escrow	3,373	3,443	3,373	3,443
	13,921	13,756	3,373	3,443

Other amounts held in escrow accounts relate to funds for future redemption of preferred ordinary shares issued by PA International Limited (note 23).

17 Current asset investments

Group

	2006	2005 *as restated*
	£ 000	£ 000
Other investments	133,908	78,730

Investments are stated at cost and represent amounts invested in liquid investments readily convertible into cash.

18 Creditors: Amounts falling due within one year

	Group		Company	
	2006	2005 *as restated*	2006	2005
	£ 000	£ 000	£ 000	£ 000
Bank loans and overdrafts	-	2,975	-	-
Payments received on account	7,962	4,602	-	-
Trade creditors	942	1,126	-	-
Amounts owed to group undertakings	-	-	2	11
Corporation tax	5,766	-	-	-
Social security and other taxes	3,055	2,097	-	-
Other creditors	14,578	19,997	-	277
Amounts due to ultimate holding company	13,606	25,421	-	-
Amounts due to related companies	23,229	47,655	16	-
Bonuses	18,644	12,947	-	-
	87,782	116,820	18	288

19 Creditors: Amounts falling due after more than one year

	Group		Company	
	2006	2005 *as restated*	2006	2005
	£ 000	£ 000	£ 000	£ 000
Non-equity Shares	7,705	7,705	7,705	7,705
Bank loans and overdrafts	-	82,711	-	-
Other creditors	96	122	-	-
Bonuses	12,327	8,578	-	-
	20,128	99,116	7,705	7,705

During 2006 the group repaid £82.7MM of long-term loan finance relating to the sale of 123 Buckingham Palace Road (note 3).

20 Maturation of borrowings

Group

Amounts repayable:

	Non-equity Shares £ 000	Bank loans & overdrafts £ 000	Total £ 000
As at 31 December 2006			
Between one and two years	327	-	327
Between two and five years	904	-	904
After more than five years not by instalments	6,474	-	6,474
	7,705	-	7,705
As at 31 December 2005			
In one year or less on demand	-	2,975	2,975
Between one and two years	327	3,262	3,589
Between two and five years	904	11,672	12,576
After more than five years by instalments	-	67,777	67,777
After more than five years not by instalments	6,474	-	6,474
	7,705	85,686	93,391

Company

Amounts repayable:

	Non-equity Shares £ 000
As at 31 December 2006	
Between one and two years	327
Between two and five years	904
After more than five years not by instalments	6,474
	7,705
As at 31 December 2005	
Between one and two years	327
Between two and five years	904
After more than five years not by instalments	6,474
	7,705

21 Provisions for liabilities

Group

	Deferred tax provision £ 000	Other provision £ 000	Property provisions £ 000	Total £ 000
As at 1 January 2006	2,973	1,086	2,695	6,754
Deferred tax provision charged to the profit and loss account	1,422	-	-	1,422
Provisions no longer required released to profit and loss account	-	(303)	(534)	(837)
Other movements	-	(504)	185	(319)
As at 31 December 2006	4,395	279	2,346	7,020

Property provisions relate to the difference between rents payable and rents receivable on all vacant and sub-let space. Other provision includes a number of provisions mostly in respect of legal actions or claims against PA International Limited or its subsidiary companies. In the opinion of the directors, they believe that the provisions made represent sufficient and adequate provision to cover the likely result of any action or claim; they are also of the opinion that further detailed disclosure of the nature or extent of any of these actions or claims would be seriously prejudicial to the Group's defence of these actions and claims.

Other movements in provisions include the following

	Other provision £000	Property provision £000
Movement on provisions relating to foreign currency	(12)	(307)
Reclassification of property provisions from other provisions	(492)	492
Total	(504)	185

Deferred tax

Deferred tax is provided at 30.00% (2005 - 30.00%).

	2006		2005	
	Provided £ 000	Unprovided £ 000	Provided £ 000	Unprovided £ 000
Fixed assets	825	119	(2,426)	138
Property provisions	1,363	14	1,674	-
Bonus	4,905	36	4,365	-
Losses	1,639	19,027	4,274	13,894
Other	(2,579)	456	(547)	328
	6,153	19,652	7,340	14,360

Deferred tax movements

	£000
Balance at 1 January 2006	7,340
Transfer from profit and loss account:	
United Kingdom	(1,187)
Overseas	-
Other movements	-
Balance at 31 December 2006	6,153
Deferred tax liabilities (note 21)	(4,395)
Deferred tax assets (Note 16)	10,548
Balance at 31 December 2006	6,153

22 Derivatives and other financial instruments

The Group has established a risk and financial framework whose primary objectives are to protect the group from events that hinder the achievement of its performance objectives. The primary aims are to limit undue counterparty exposure, ensure sufficient working capital exists and monitor the management of risk at a business unit level. The Group uses forward currency contracts to reduce exposure to the variability of foreign exchange rates.

Foreign exchange borrowings are used to provide a hedge against foreign net investments and the exchange gains and losses on these borrowings are included in the Consolidated Statement of Total Recognised Gains and Losses. There were no material derivative contracts to disclose at the year end. (2005 - none).

Undrawn bank facilities

The Group has £5.0MM of undrawn committed bank borrowing facilities, which are repayable on demand (2005 - £5.0MM). This is an annual rolling facility due for review in July 2007.

23 Share capital

	2006 Number	2006 £	2005 Number	2005 £
Authorised, allotted, called up and fully paid:				
Equity:				
Ordinary shares of 5p each	1,569,313,000	78,465,650	1,569,313,000	78,465,650
Redeemable Shares of 5p each	12,981,176	649,059	13,276,114	663,806
Alphabet Shares of 0.01p each	474,346,660	47,434	362,260,660	36,226
Alphabet Shares of 0.005p each	129,335,440	6,466	240,843,800	12,042
Alphabet Shares of 0.0025p each	70,766,000	1,770	-	-
'A' Preferred ordinary shares of €1 each	5,000,000	989,000	5,000,000	989,000
'B' Preferred ordinary shares of €1 each	15,000,000	3,637,926	15,000,000	3,637,926
	2,276,742,276	83,797,305	2,205,693,574	83,804,650

The rights of the shares as they pertained at the balance sheet date are set out below. None of these shares have dividend or voting rights at that date other than as stated.

Authorised Capital

By a resolution of the directors dated 11 January 2006, 70,859 sterling redeemable shares of 5 pence each were converted into 35,429,500 Class A2005.0 alphabet shares of 0.01 pence each. By a resolution of the directors dated 24 April 2006 224,079 sterling redeemable shares of 5 pence each were converted into 37,346,500 Class T2005.0 alphabet shares of 0.01 pence each, 37,346,500 Class AIO2005.0 alphabet shares of 0.01 pence each and 37,346,500 Class PS 2005.0 alphabet shares of 0.01 pence each.

The authorised share capital of the Company presently shown in the statutory records of the Company is £79,170,379 and Euro 20,000,000.

Issued Capital

By a resolution of the directors dated 17 February 2005, 65,786 sterling redeemable shares of 5 pence each were converted into 32,893,000 Class P2005.0 alphabet shares of 0.01 pence each.

As stated in note 3 the sale of UbiNetics triggered payments to some alphabet shareholders and the consequent redemption of those alphabets. There were also further redemptions of alphabet shares in relation to the sale of Meridica in 2004. During the current year 7,176,857 shares of nominal value £359 had been redeemed.

The issued share capital of the Company presently shown in the statutory records of the Company is £79,170,379 and Euro 20,000,000.

Share Rights

The rights of the shares are set out below. None of these shares have dividend or voting rights other than as stated.

Redeemable Shares:

Up to the first conversion date of 28 December 2001, the right to a fixed annual preferential dividend of 1.75% of par value. These shares can be converted into B preferred ordinary shares on each specified conversion date.

Alphabet Shares:

The right to ask the Company to redeem their shares prior to the happening of a Liquidity Event.

Ordinary Shares:

Full voting rights and a right to dividends at such times and in such amounts as the Directors decide and that in aggregate do not exceed the Company's profits available for distribution.

'A' and 'B' Preferred Ordinary shares:

The right to a floating non-cumulative preferential dividend calculated at EURIBID plus 40 basis points on the par value of the share.

Only 'A' preferred ordinary shareholders have the right to vote.
The priorities on a winding up are as follows:

Priority	Shareholder	Amount
1	Redeemable shares	Par value of the redeemable shares plus any accrued and unpaid dividend to date
2	'A' and 'B' preferred ordinary shares	Par value paid up of the preferred ordinary shares
3	Alphabet shares	The surplus assets allocated to each alphabet share pool rateable according to the par value of the alphabet shares held by the shareholders
4	Ordinary shares	Share of remaining proceeds rateably according to the par value of ordinary shares held

24 Contributed surplus

The Company has a contributed surplus of £740,687,000 (2005 - £740,687,000), which arose on issue of equity shares to acquire investments in its subsidiaries. In the Group accounts the contributed surplus is eliminated against investment in subsidiaries as a result of the merger accounting method of consolidation used. Under Section 54 of the Bermudan Companies Act 1981, the contributed surplus is a distributable reserve.

25 Reserves

Group

	Revaluation reserve £ 000	Other reserve £ 000	Profit and loss reserve £ 000	Total £ 000
Balance at 1 January 2006				
- as previously stated	16.803	(50.567)	111.442	77.678
- prior year adjustment	(803)	-	(10.419)	(11.222)
As restated	16.000	(50.567)	101.023	66.456
Other reserves movement	-	-	(1,148)	(1,148)
Profit for the year	-	-	44,621	44,621
Realised revaluation surplus on sale of investment property	(16,000)	-	16,000	-
Foreign currency translation differences	-	-	(242)	(242)
Equity dividends paid	-	-	(3)	(3)
Balance at 31 December 2006	-	(50,567)	160,251	109,684

Other reserve is made up from a positive £41,000 Capital Reserve and a negative Merger Reserve of £50,608,000. The cumulative goodwill written off in respect of acquisitions at 31 December 2006 was £18.2MM (2005 - £18.2MM).

Company

	Other reserves £ 000	Profit and loss reserve £ 000	Total £ 000
Balance at 1 January 2006	740,687	(584,976)	155,711
Contributed surplus	-	(146)	(146)
Profit for the year	-	(4,779)	(4,779)
Balance at 31 December 2006	740,687	(589,901)	150,786

26 Reconciliation of movements in shareholders' funds

	Group		Company	
	2006	2005 *as restated*	2006	2005 *as restated*
	£ 000	£ 000	£ 000	£ 000
Profit/(loss) attributable to members of the group /company	44,621	(19,211)	(4,779)	12,762
Dividends	(3)	-	-	(4)
	44,618	(19,211)	(4,779)	12,758
Other recognised gains/(losses) for the year	(1,390)	(946)	(146)	590
Reduction in share capital	(8)	(15,690)	(8)	(35,292)
Net addition/(reduction) to shareholders' funds	43,220	(35,847)	(4,933)	(21,944)
Opening shareholders' funds (originally £161,483,000 before prior year adjustment of £11,222,000)	150,261	186,108	239,516	261,460
Closing shareholders' funds	193,481	150,261	234,583	239,516

27 Contingent liabilities

There are various unprovided minor contingent liabilities in respect of potential litigation, overseas taxes, guarantees and social benefits in various countries. However, the Directors believe that none of these will have a materially adverse effect on the financial condition of the Group and Company.

There are no material performance-related guarantees on commercial contracts (2005 - nil).

28 Operating lease commitments

Group

As at 31 December 2006 the group had annual commitments under non-cancellable operating leases as follows:

	Land and Buildings		Other	
	2006	2005	2006	2005
	£ 000	£ 000	£ 000	£ 000
Within one year	924	1,321	299	308
Between two and five years	5,683	2,784	206	47
Over five years	840	2,101	519	14
	7,447	6,206	1,024	369

Operating lease commitments – Company

The Company had no material operating lease commitments as at 31 December 2006 (2005 - £nil).

29 Other commitments

The Group had no capital commitments contracted and approved by the Board as at 31 December 2006 (2005 - approved £0.5MM).

The Company had no material capital commitments as at 31 December 2006 (2005 - £nil).

30 Reconciliation of operating profit to operating cash flows

	2006	2005 *as restated*
	£ 000	£ 000
Operating profit	1,066	18,737
Depreciation	3,005	3,573
Amortisation	2,104	2,104
Loss on disposal of fixed assets	-	44
Decrease/(increase) in debtors	(2,397)	(139,608)
(Decrease)/increase in creditors	(27,097)	40,116
Provision against fixed asset investments	345	-
Net retirement benefits credit less contributions	(1,121)	-
Exchange loss/(gain)	488	(509)
Net cash outflow from operating activities	(23,607)	(75,543)

Company

	2006	2005
	£000	£000
Operating loss	(7,459)	(175)
Adjustments to operating profit:		
Decrease in debtors	8,134	12,873
Decrease in creditors	(270)	(3,022)
Other non-cash movements	(405)	(9,676)
Total	-	-

31 Analysis of cash flows

	2006 £ 000	2005 *as restated* £ 000
Returns on investment and servicing of finance		
Other interest paid	(5,282)	(7,537)
Interest received	4,239	5,577
Non-equity dividends paid	(443)	(340)
Dividends received	204	38
	(1,282)	(2,262)
Taxation		
Taxation paid	9,032	(2,594)

32 Analysis of changes in net funds

	At start of period £ 000	Cash flow £ 000	At end of period £ 000
Cash at bank and in hand	13,631	2,956	16,587
Bank loans and overdrafts	(85,686)	85,686	-
Current asset investments	78,730	55,179	133,908
Net funds	6,675	143,821	150,496

33 Related parties

Controlling entity

In the opinion of the directors, the controlling party and ultimate parent company of the company during the current year was PA Holdings Limited, registered in England.
The Company's results have been included in the consolidated financial statements of its ultimate parent company, copies of which can be obtained from the registered office at 123 Buckingham Palace Road, London SW1W 9SR

BILL OF SALE AND ASSIGNMENT
AND ASSUMPTION OF LIABILITIES AND ASSUMED CONTRACTS

AGREEMENT, dated as of February _____, 2008 by and between Devix Holding Corporation, a Delaware corporation the "*ASSIGNOR*"), having an address at 10 Exchange Place, 10th Floor, Jersey City, NJ 07302, and Devix Corporation, a Delaware Corporation (the "*ASSIGNEE*"), with an address at 10 Exchange Place, 10th Floor, Jersey City, NJ 07302.

W I T N E S S E T H:

WHEREAS ASSIGNOR desires to assign to ASSIGNEE substantially all of its assets and ASSIGNEE desires to accept the assignment of such assets and to assume all of ASSIGNOR'S liabilities and all of ASSIGNOR'S obligations in connection with any contracts entered into by ASSIGNOR.

NOW, THEREFORE, for the purpose of effecting such conveyance and transfer for good and valuable consideration, the adequacy and receipt of which are hereby acknowledged by ASSIGNOR:

Section 1. Assignment of the Assets. ASSIGNOR does hereby assign, transfer, convey, grant, bargain, set over, release, deliver and confirm unto ASSIGNEE, its successors and assigns, forever, its entire right, title and interest in and to its assets (the "*Assets*") wherever located, to have and to hold forever, including without limitation:

(1) All leasehold interests in real property;

(2) All fixed and tangible personal property used or held for use by Assignor, including, without limitation, all physical assets and equipment, leasehold improvements, machinery, vehicles, furniture, fixtures, office materials and supplies and spare parts, together with all replacements thereof, additions and alterations thereto, and substitutions therefor;

(3) All of ASSIGNOR's cash on hand, cash equivalents, and bank, brokerage and other deposit accounts;

(4) All trade and other accounts and notes receivable;

(5) All prepaid expenses, advances and deposits;

(6) All registered and unregistered patents, patent applications, trade names, service marks, trademarks, trademark applications, trade dress rights, copyrights, copyright applications, inventions, trade secrets, computer software, logos, slogans, proprietary processes and formulae and all other proprietary technical and other information, know-how and intellectual property rights, whether patentable or unpatentable, owned, licensed or used by ASSIGNOR, and all goodwill of ASSIGNOR;

(7) All books, records and files of ASSIGNOR;

(8) All stationery, purchase orders, forms, labels, shipping material, catalogs, brochures, art work, photographs and advertising and promotional copy, materials and literature relating exclusively or primarily to ASSIGNOR's business;

(9) All rights of ASSIGNOR under transferable Permits required for the operation of ASSIGNOR's business;

(10) All contract rights of ASSIGNOR; and

(11) All rights against third parties relating to any of the Assets;

(12) EXCLUDING only ASSIGNOR's common stock holdings in Devix Corporation (ASSIGNEE) and in Mediacorp. Acquisition Corp., a Delaware corporation.

Section 2. Power of Attorney. ASSIGNOR hereby constitutes and appoints ASSIGNEE, its successors and assigns, the true and lawful attorney of ASSIGNOR, with full power of substitution, in the name of but for the benefit and at the expense of ASSIGNEE:

(a) to collect, demand and receive any and all Assets hereby sold, conveyed and transferred to ASSIGNEE or intended so to be and to give receipts and releases for and in respect of the same or any part thereof;

(b) to institute and prosecute any and all actions, suits or proceedings, at law, in equity or otherwise, which ASSIGNEE, its successors and assigns, may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Assets hereby sold, conveyed and transferred to ASSIGNEE or intended so to be, to defend or compromise any and all actions, suits or proceedings in respect of any of such Assets, and to do all such acts and things in relation thereto as ASSIGNEE, its successors and assigns shall deem advisable; and

(c) to take any and all other actions designed to vest more fully in ASSIGNEE, its successors and assigns, the Assets hereby sold, conveyed and transferred to ASSIGNEE or intended so to be and in order to provide for ASSIGNEE, its successors and assigns the benefit, use, enjoyment and possession of the Assets, including, but not limited to, the execution, acknowledgment and delivery of such assignments, transfers, conveyances, powers of attorney and assurances as may be required to better assign, transfer, convey, grant, assure and confirm the Assets unto ASSIGNEE, its successors and assigns or to aide and assist them in collecting the Assets or reducing them to possession.

(d) ASSIGNOR hereby acknowledges that the foregoing power is coupled with an interest and shall be irrevocable by it or upon its subsequent dissolution or in any manner or for any reason. ASSIGNEE shall be entitled to retain for its own account any amounts properly collected pursuant to the foregoing powers, including any amounts payable as interest with respect thereto. ASSIGNOR shall from time to time pay ASSIGNEE, promptly when received, any amounts which shall be received directly or indirectly by ASSIGNOR (including amounts received as interest), in respect of any Assets sold, assigned or transferred to ASSIGNEE pursuant hereto.

Section 3. Assumption of Obligations and Liabilities. ASSIGNEE does hereby assume and agree to be liable to pay, satisfy, discharge and perform all liabilities, obligations, contracts and commitments of ASSIGNOR.

Section 4. No Rights in Third Parties. Nothing expressed or implied in this Agreement is intended to confer upon any person, other than ASSIGNOR, ASSIGNEE, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 5. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 6. Notices. All notices hereunder shall be by telecopier confirmed in writing by personal delivery (which may be via courier or overnight delivery service), such notices to be deemed given upon receipt thereof, at the address set forth at the beginning of this Agreement.

Section 7. Modifications. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous arrangements or understandings with respect thereto. Except as otherwise provided herein, neither this Agreement nor any provision hereof may be modified, changed, discharged, waived or terminated except by an instrument in writing signed by the party against whom the enforcement of any such modification, change, discharge, waiver or termination is sought.

Section 8. Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable, the balance of this Agreement shall remain in effect, it being the intent of the parties that this Agreement be enforced to the maximum extent possible, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

Section 9. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same document.

Section 10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflicts of laws.

IN **WITNESS WHEREOF**, the parties have caused this Agreement to be duly executed as of the day and year first above written.

DEVIX HOLDING CORPORATION

By:__________________________
RONALD J. WILKINS,
Chief Executive Officer

DEVIX CORPORATION

By:__________________________
RONALD J. WILKINS,
Chief Executive Officer

CERTIFICATE

In connection with the Agreement and Plan of Merger by and among Devix Corporation, a Delaware corporation, Mediacorp Acquisition Corp., a Delaware corporation, and Mediacorp International Corporation, a Delaware corporation, the undersigned hereby certifies that he is the Secretary of Mediacorp Acquisition Corp. (the "*Corporation*"), and as such he is authorized to execute and deliver this Certificate; and he further certifies that:

(i) Annexed hereto is a true and correct certified copy of the Certificate of Incorporation of the Corporation.

(ii) Annexed hereto is a true and correct copy of the By-Laws of the Corporation.

(iii) Annexed hereto is a true and correct certified Certificate of Good Standing of the Corporation.

(iv) Annexed hereto are true and correct copies of the resolutions of the Board of Directors and the sole Stockholder of the Corporation as specified by paragraph 6.2(a)(v) of the Agreement and Plan of Merger.

IN WITNESS WHEREOF, the undersigned has signed his name hereto this ____ day of February, 2008.

____

RONALD J. WILKINS, Secretary

CERTIFICATE

In connection with the Agreement And Plan Of Merger by and among Devix Corporation, a Delaware corporation, Mediacorp Acquisition Corp., a Delaware corporation, and Mediacorp International Corporation, a Delaware corporation, the undersigned hereby certifies that he is the Secretary of Devix Corporation (the "*Corporation*"), and as such he is authorized to execute and deliver this Certificate; and he further certifies that:

(i) Annexed hereto is a true and correct certified copy of the Certificate of Incorporation of the Corporation.

(ii) Annexed hereto is a true and correct copy of the By-Laws of the Corporation.

(iii) Annexed hereto is a true and correct certified Certificate of Good Standing of the Corporation.

(iv) Annexed hereto are true and correct copies of the resolutions of the Board of Directors and the Stockholders of the Corporation as specified by paragraph 6.2(a)(iv) of the Agreement and Plan of Merger.

(v) Annexed hereto is a true and correct copy of the resolution of the Stockholders of the Corporation as specified by paragraph 6.2(f) of the Agreement and Plan of Merger.

(vi) Annexed hereto is a true and correct copy of the resolution of the Board of Directors of the Corporation as specified by paragraph 6.2(g) of the Agreement and Plan of Merger.

IN WITNESS WHEREOF, the undersigned has signed his name hereto this ____ day of February, 2008.

____

RONALD J. WILKINS

END